SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40701

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	RiskOn International, Inc.
Address of principal executive office	303 Pearl Parkway, Suite 200
City, state and zip code	San Antonio, TX 78215

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended September 30, 2023 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jay Puchir	(800)	762-7293
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continuing operations from the three months ended September 30, 2023

During the three-month period ended September 30, 2023, we estimate increased revenues of $17,700 and decreased gross loss of $103,412 compared to the three-month period ended September 30, 2022, primarily due to prior year salary and wage expenses coupled with the hospitality sales, which began in the three-month period ended September 30, 2023.

During the three months ended September 30, 2023, we expect that our operating loss will increase by $5 million, from $8 million for the three-month period ended September 30, 2022, to $13 million for the three-month period ended September 30, 2023, primarily due to increased advertising expenses coupled with platform hosting fees and travel expenses of approximately $5 million and $1 million, respectively. These increased expenses were partially offset by decreased salaries and professional fees of approximately $1 million.

We expect increased loss from continuing operations for the period of approximately $9 million, from $5 million for the three-month period ended September 30, 2022, to $14 million for the three-month period ended September 30, 2023, due to the increase of our operating loss of approximately $5 million, the amortization of derivative discounts expense of $2 million and dividend expenses of approximately $2 million.

Continuing operations from the six months ended September 30, 2023

During the six-month period ended September 30, 2023, we expect to report increased revenues of $62,850 and decreased gross loss of $156,124 compared to the six-month period ended September 30, 2022, primarily due to prior year salary and wage expenses coupled with hospitality and VIP experience sales, which began in the six-month period ended September 30, 2023.

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During the six months ended September 30, 2023, we expect that our operating loss will increase by $10 million, from $15 million for the six-month period ended September 30, 2022, to $25 million for the six-month period ended September 30, 2023, primarily due to advertising and hospitality expenses, platform hosting fees and travel expenses of approximately $11 million, $2 million and $2 million, respectively. These expenses were partially offset by a decrease in salaries and professional fees of approximately $5 million.

We expect to report decreased loss from continuing operations for the period of approximately $5 million, from $13 million for the six-month period ended September 30, 2022, to $8 million for the six-month period ended September 30, 2023, due to the gain of $17 million of other income primarily due to a change in the fair value of derivative liabilities in 2023, partially offset by the increase of our operating loss of approximately $11 million.

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RISKON INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2023	/s/ Jay Puchir
By: Jay Puchir
Title: Chief Financial Officer

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